SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SAMMY CORPORATION & SEGA CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department, President Office	**Investor Relations Department**
Sammy Corporation	**Sega Corporation**
23-2, Higashi-Ikebukuro 2-chome, Toshima-ku,	**2-12, Haneda 1-chome, Ohta-ku**
Tokyo 170-8436 Japan	**Tokyo 144-8531 Japan**
Telephone 81-3-5950-3785	**Telephone 81-3-5736-7111**

(Names, Addresses (including zip code) and Telephone Numbers (including
area code) of Persons Authorized to Receive Notices and Communications
on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

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PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is a copy of the Joint Press Conference materials (English) which Sammy Corporation and Sega Corporation have posted on their websites at http://ir.sammy.co.jp/top_e.jsp and http://www.sega.co.jp/IR/en/cr/corporate_release.html, respectively as of May 21, 2004 (Tokyo). In addition, an English translation of audio excerpts from the Joint Press Conference conducted in Japan on May 19, 2004 (Tokyo) may be accessed at such websites.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and Sega Corporation concurrently with Form CB filed jointly with the Commission on May 19, 2004.

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PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SAMMY CORPORATION

_____
(Signature)

Keishi Nakayama
Senior Managing Director

_____
(Name and Title)

May 24, 2004

_____
(Date)

SEGA CORPORATION

_____
(Signature)

Hisao Oguchi
President and Representative Director

_____
(Name and Title)

May 24, 2004

_____
(Date)

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SEGA FY2003 Business Review
Sammy FY2003 Business Review
Joint Press Conference on
Business Combination
of
SEGA & Sammy

Wednesday, May 19, 2004
At Akasaka Prince Hotel in Tokyo

Sammy   **SEGA**®

- SEGA FY2003 Business Review

  — Mr. Sugano (SEGA Senior Corporate Officer)

- Sammy FY2003 Business Review

  — Mr. Yoshizawa (Sammy Executive Officer)

- Joint Press Conference on
  Business Combination of SEGA & Sammy

  — Mr. Satomi (Sammy President, SEGA Chairman)

  — Mr. Oguchi (SEGA President)

Joint Press Conference on Business Combination of Sammy & SEGA

Wednesday, May 19, 2004
At Akasaka Prince Hotel
In Tokyo

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Background of Announcement of the Business Combination

■ December 8, 2003   Sammy's acquisition of 22.4% stake in SEGA

■ February 17, 2004   Hajime Satomi was appointed as Chairman of SEGA at the extraordinary shareholders' meeting

■ May 18, 2004   The boards' approvals and the announcement of the business combination

1

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Purpose of the Business Combination

- Establish Integrated Entertainment Company

- Combine Complementary Business Portfolios

- Realize Synergistic Benefits and Streamlined Operation

- Consolidate Financial and Managerial Infrastructure for the Future Growth Strategy

2

Outline of the Business Combination

■ **Scheme**   **Establishment of a joint
                    holding company through
                    a share-for-share exchange**
                    (Kyodo Kabushiki-Iten)

■ **Effective Date**   **October 1, 2004**

■ **Exchange Ratio Sammy 1.00   SEGA 0.28**

   ■ One holding company share will be allotted in exchange for
   each Sammy share and 0.28 holding company share will be
   allotted in exchange for each SEGA share

   ■ This transaction is expected to be EPS accretive

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Overview of the Holding Company

- **Company Name:**   SEGA SAMMY HOLDINGS INC.

- **Headquarters:**   Minato-ku Tokyo, Japan

- **Representative:**   Hajime Satomi
  (Chairman and President)

- **Paid in Capital:**   JPY 10 billion

- **No. of Staff:**   Approximately 50

4

The New Holding Company Logo



5

6

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Management Structure
(on and after Oct. 1)

SEGA SAMMY HOLDINGS
Chairman and President: Hajime Satomi
Vice Chairman: Hisao Oguchi
Directors: Keishi Nakayama
                          Kiyofumi Sakino
                          Kenkichi Yoshida
                          Hideki Okamura
                          Yasuo Tazoe

Sammy
Chairman: Hajime Satomi
Vice Chairman:
                Toru Katamoto
President: Kenkichi Yoshida
Directors: Hideo Yoshizawa
                Katsuya Kondo

SEGA
Chairman: Hajime Satomi
President: Hisao Oguchi
Directors: Hideki Okamura
                Yoshiharu Suzuki
                Yasuo Tazoe
                Akira Sugano

7

Shareholding Structure
After the Transaction



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Convertible Bonds

■SEGA Convertible Bonds
  —Zero Coupon CB due June 2004 (JPY 10.08 Bn, 2.4%[1])
    → To be redeemed at maturity (June 18, 2004)

  —5th Unsecured CB due March 2006 (JPY 6.81 Bn, 2.6%[1])
    → Aimed to Take Necessary Procedures Before
       The Transaction

■Sammy Convertible Bonds
  —CB due 2009 (JPY 40 Bn, 11.9%[1])
    → Aimed to Take Necessary Procedures Before
       The Transaction

Notes
1. As of March 31, 2004, % of TSO (including treasury stocks)

9

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Cancellation of Treasury Stocks

■SEGA
  — Treasury Stocks (11.4%[1])   →To be cancelled after
                                      the Transaction

■ Sammy
  — Treasury Stocks (7.5%[1])   →To be cancelled before
                                      the Transaction

  — Sammy's Stake in SEGA (22.4%[1])
                                   →To be cancelled after
                                      the Transaction

Notes
1. As of March 31, 2004, % of TSO (including treasury stocks)

10

Financial Summary

			(JPY Bn)
March 2004	SEGA	Sammy	Total[1]
Sales	191.2	251.2	442.4
Operating Income	14.4	71.6	86.0
Recurring Income	12.6	68.3	80.6
Net Income	8.7	32.1	40.5
Total Assets	189.0	299.2	442.9
Market Cap.[2]	155.0	402.0	517.8

Notes
1. Pro-Forma basis excluding Sammy's investment and interest in SEGA from Recurring Income, Net Income, Total Asset and Market Cap.
2. As of May 18, 2004 (Diluted Basis)

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Establishment of Integrated Entertainment Company

FY2003 Sales[1]   JPY Bn



Notes

1. Sammy, SEGA and Konami's data based on actual results, the others on I/B/E/S estimates of FY2003

12

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Establishment of Integrated Entertainment Company

Market Cap. as of May 18, 2004   JPY Bn



Notes

1. Excluding Sammy's investment in SEGA from the total market cap

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Complementarities and Synergies



FY2003 Sales JPY Bn

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Medium Term Reorganization Plan

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Medium Term Financial Targets

■ Consolidated Sales   JPY 600 Bn

■ Consolidated Operating Income JPY 120 Bn

■ Consolidated Operating Margin   20%

■ Aim to achieve the financial targets through business/capital alliance and business combination etc. within and outside Japan

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Significance for Sammy

<Present>
■ Continuously Expanding Core businesses such as Pachislot business

■ As Sammy standalone, enable to grow steadily by reinvesting resources from Pachislot & Pachinko business into NEWS Business



<Significance>
■ The Business Combination will enable Sammy to achieve further growth both in core and contents businesses by utilizing SEGA's global brands, software and character products

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Significance for SEGA

Amusement Machine Sales Business

 Improve the Market Presence and Generate New Earnings Basis

Amusement Arcade Operations Business

 Promote Product Differentiation with High-Value Added through Combination of Management Resources

Consumer Business

 Reallocate management resources efficiently for consumer businesses of both companies

18

Schedule

- **June 25, 2004: Sammy Shareholders' Meeting**

- **June 29, 2004: SEGA Shareholders' Meeting**

- **Oct. 1, 2004: Effective Date of the Business Combination**

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